FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

82-1711

02 APR 22 AM 11:07

FOSTER'S GROUP

Inspiring Global Enjoyment

02028587

SUPPL

378411

Fosters Brewing Group

PRESS RELEASE

PLEASE DELIVER URGENTLY

PROCESSED
MAY 01 2002
THOMSON FINANCIAL

The following announcement was made to the Australian Stock Exchange Limited today.

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Toronto Stock Exchange	Market Surveillance Division	0015 1 416 947 4290
London Stock Exchange	Company Announcements Office	0015 44 207 588 6057
U.S. Securities & Exchange Commission Washington, D.C.	Mr Paul Dudek	0015 1 202 942 9624
McCarthy Tetrault	Mr O Jaakkola	0015 1 416 601 8251

dw 4/22

Please advise Lina Cucè by fax on 61 3 9645 7226 or email: lina.cuce@fostersgroup.com if the following names/numbers are outdated.

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S GROUP
Inspiring Global Enjoyment

22 April, 2002

ASX ANNOUNCEMENT

2000 Australian Vintage

In response to analyst reports regarding the impact of the 2000 Australian Vintage on current and future earnings for selected Australian wine producers, Foster's Group Limited (Foster's) would like to confirm the attached ASX announcement made on 31 May, 2000 in relation to the quality and yield of its 2000 Australian Vintage.

Foster's undertakes careful and strategic supply planning to effectively manage its vineyards and inventories across vintages. As a result, Foster's does not expect growth in earnings to be impacted by any recent vintages.

31 May, 2000

Wrattonbully Investment Pays Off for Mildara Blass in Vintage 2000

Mildara Blass, the wine division of Foster's Brewing Group, announced today that its owned and leased vineyards in Australia have yielded a total grape intake of 24,760 tonnes in Vintage 2000, up 5 percent on Vintage 1999. Red grape varieties accounted for 16,265 tonnes (up 10 per cent on Vintage 99); and white varieties accounted for 8,495 tonnes (down marginally).

In a year when the industry experienced significantly lower yields across most of the major grape-growing regions of Australia, Mildara Blass held its own grape yield due to young plantings, particularly in Wrattonbully.

However, the company's total Vintage 2000 grape intake of 49,010 tonnes was down six per cent on Vintage 1999, due to a 16 per cent decrease in the quantity supplied by external growers. Of the total grape intake, 31,085 tonnes we red varieties (up 6 per cent on Vintage 99); and 17,925 tonnes were white varieties (down 22 per cent).

"With the change in the mix of grape varieties available to our winemakers, Vintage 2000 has brought a good balance to our overall inventory for the year ahead," commented Terry Davis, Managing Director, Mildara Blass. "Looking further ahead, we expect our new plantings to substantially lift the grape yield from our own vineyards from Vintage 2001, underpinning Mildara Blass' ongoing export growth.

"Our major new Wrattonbully vineyards have paid dividends in both quantity and quality for Vintage 2000, producing best-ever shiraz and excellent cabernet sauvignon," said Vic Patrick, Mildara Blass' Global Vineyards Director.

Unseasonable conditions tested the warm climate regions of South Australia and Mudgee in NSW.

In contrast, Mildara Blass' Hunter Valley vineyards recorded an excellent year for quality across all major varieties, with a dry, disease-free vintage. The company's vineyards in the major grape-growing regions of Victoria also achieved good results, while an excellent growing season for red grapes in the Sunraysia district has produced the best fruit in 20 years.

"Out of a generally difficult season, quantities are down but qualities are above average and in some regions rival the classic Vintage 1998," said Chris Hatcher, Chief Winemaker with Mildara Blass.

"Some exceptional wines have been produced from the traditional areas of the Barossa, McLaren Vale, Langhorne Creeks and the Clare Valley, despite red grape yields being down 30 percent. Other highlights include Hunter Valley chardonnay and shiraz, Yarra Valley pinot noir, Central Victorian shiraz, and reds of all varieties from Coonawarra, Adelaide Hills, Eden Valley and Sunraysia.